Exhibit 99.6

KELLER & COMPANY, INC.

Financial Institution Consultants

Investment and Financial Advisors

555 Metro Place North Suite 524 Dublin, Ohio 43017	614-766-1426 614-766-1459 (fax)

July 31, 2007

Mr. Herbert L. Hornsby, Jr.

Chief Executive Officer

Cape Savings Bank

225 North Main Street

Cape May Court House, NJ 08210

Re:	Business Plan Proposal

Dear	Mr. Hornsby:

Keller & Company, Inc. (“Keller”) proposes to prepare a complete three-year regulatory Business Plan (“Plan”) for Cape Savings Bank (the “Bank”) to fulfill the requirements of the Federal Deposit Insurance Corporation (“FDIC”) relating to your stock conversion and public offering (“Offering”). The Plan will focus on the Bank’s new three-year pro formas, the impact of the Offering on the Bank and the Bank’s planned use of proceeds, recognizing the use of a portion the proceeds to fund its acquisition of Boardwalk Bancorp, Inc.

Keller & Company is experienced in preparing business plans for filing with and approval by all regulatory agencies. We have filed numerous Plans with the FDIC in connection with stock offerings, all of which have been approved.

The Bank’s Plan will be based on the format indicated in the attached Exhibit A. We will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements and based on your input. Our objective is to ensure that the Bank’s Plan is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future.

Exhibit B provides a sample set of pro formas. The Bank’s pro formas will incorporate the most current interest rate projections available. Initially, we will request from the Bank key financial information, including the most recent Call Reports as of December 31, 2006, and June 30, 2007, investment portfolio mix, loan and deposit characteristics and mix, historical and current yields and costs, recent lending and savings activity, interest rate risk reports, existing business/strategic plan, the merger agreement and other data from the bank. Based on a review of that material, we will

Mr. Herbert L. Hornsby, Jr.

July 31, 2007

schedule a meeting with management to discuss the Bank’s plans and expectations for 2008,2009 and 2010, focusing on such items as use of proceeds, merger consolidations and efficiencies, deposit and loan growth expectations, new products and services, changes in allowances for loan losses, capital expenditures, increases in fixed assets, investment strategy, further expansion and branch plans, overhead expenses, board and committee fees, compensation and staffing, and other budgetary items. We will then prepare initial financial projections tying the beginning balances to the Bank’s June 30, 2007, Call report, incorporating the Bank’s current yields on interest-earning assets and costs of interest-bearing liabilities. Assets and liabilities will be repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends.

The projections will recognize the Bank’s actual performance in 2006 and the first half of 2007 in conjunction with the input from discussions with management. We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of proceeds at other levels than the midpoint, as required by the regulators.

With each set of pro formas, we will send the Bank a detailed discussion summary of the assumptions for review and comment. After your review of the pro formas, we will make any adjustments that are requested. When the pro formas are complete, we will combine the Plan text with the final pro forma financial statements, as well as pro forma financial statements for the holding company (Exhibit C), for filing with the regulators.

We will complete each text section of the Plan in draft form for your review, and revise each section based on management’s comments and requests. We will also send a copy to your conversion counsel for their input and comments. The Plan will be in full compliance with all regulatory requirements. On a complimentary basis following the stock offering, we will also prepare a quarterly comparison chart each quarter for presentation to the board, showing the quarterly variances in actual performance relative to projections and provide comments on the variances.

For its services in preparing the Business Plan text and financial projections, Keller’s fee will be $43,000, plus out-of-pocket expenses not to exceed $2,000. Upon the acceptance of this proposal, Keller will be paid a retainer of $5,000 to be applied to the total fee of $43,000, the balance of which will be payable at the time of the completion of the Business Plan.

This proposal will be considered accepted upon the execution of this agreement and the return of one executed counterpart to Keller, accompanied by the specified retainer.

Mr. Herbert L. Hornsby, Jr.

July 31, 2007

Thank you for your consideration. We look forward to working with you on this transaction.

Sincerely,

KELLER & COMPANY, INC.

/s/ John A. Shaffer
John A. Shaffer Vice President

Accepted this 8TH day of AUG, 2007.

/s/ Herbert L. Hornsby, Jr.
Herbert L. Hornsby, Jr. Chief Executive Office